SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re 012 Golden Lines, a wholly-owned subsidiary (through Smile Communications) of Internet Gold, Reports Record Results for 2006 dated March 4, 2007.




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                                                                          ITEM 1

Press Release                                      Source: 012 Golden Lines Ltd.

012 Golden Lines Reports Record Results for 2006

Sunday March 4, 8:05 am ET

- Revenues Up 12% to NIS 715M with 23% Rise in Operating Income, 85% Increase in Profit Before Taxes -

PETACH TIKVA, Israel, March 4 /PRNewswire-FirstCall/ -- 012 Golden Lines Ltd., a wholly-owned subsidiary (through Smile Communications) of Internet Gold
(Nasdaq: IGLD - News) that will soon complete its statutory merger with Internet Gold's wholly-owned subsidiary Smile.Communications Ltd., today reported its unaudited financial results for the year ended December 31, 2006.

    Highlights
    * Record revenues, up 12% year-over-year (YOY) to NIS 715 million
    * 20% YOY growth in broadband customer base
    * Poised for a steep ramp-up of domestic telephony services: in February 2007, 012 Golden Lines became the first Israeli company to be granted a permanent license to provide domestic VOB (Voice Over Broadband) telephony services in Israel. This positions it to begin an accelerated ramp up from its existing 15,000 VOB customer base with the goal of securing a significant share of Israel's over NIS 5 billion domestic telephony market.
    * Merger with Smile.Communications: 012 Golden Lines recently began the process of merging with Smile.Communications. The merger is expected to create a company with 2007 revenues of more than NIS 1.2 billion and improved profitability and cash flow as a result of synergies between the two companies.

    Financial Results

Revenues for 2006 reached a record NIS 715 million, an increase of 12% compared to NIS 639 million in 2005. Operating profit for the year reached NIS 83 million, an increase of 23% compared to NIS 68 million in 2005. On a non-GAAP basis, EBITDA* (defined as income before financial income (expenses), net; other income (expenses), net; income taxes; depreciation and amortization) for 2006 increased by 13% to NIS 147 million compared to NIS 130 million recorded in the previous year.

Net income for the year was NIS 41 million. This includes the effect of a one-time charge of NIS 6 million relating to 012 Golden Lines' uncompleted initial public offering. Excluding this one-time charge, the Company's net income in 2006 reached NIS 47 million, an increase of 74% compared with NIS 27 million in 2005.

Non-GAAP Measure

EBITDA is a non-GAAP financial measure which is not in accordance with GAAP. The company believes that this non-GAAP financial measure provides meaningful supplemental information to both management and investors that is indicative of the Company's results and facilitates comparison of results across reporting periods. The Company used this non-GAAP measure when evaluating its financial results as well as for internal resource management, planning and forecasting purposes. This non-GAAP measure should not be viewed in isolation from or as a substitute for the Company's financial results in accordance with GAAP. For more information, please see the table included at the end of this release.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Golden Lines, said, "We are proud to report an excellent year across all parameters. We reported record revenues along with strong operating profit, net profit and EBITDA, the tangible results of the professional execution delivered throughout the year by each of our business segments.



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"As we move into 2007, our goal is to continue building each of our businesses while simultaneously merging with Smile.Communications, building a forceful new company with a significant share of several large markets and annual revenues above of NIS 1.2 billion. We will work to further expand our Internet access customer base, adding significant numbers of new residential and business customers. In parallel, we intend to immediately begin taking advantage of our new VOB license with the roll-out of an attractive variety of innovative services, to make VOB one of our strongest growth drivers during the next several years."

012 Golden Lines is Israel's largest provider of domestic telephony over broadband (VOB) services, and the first company to receive a permanent VOB license. Over the past two years, it has been offering VOB services under a limited temporary license and it now has approximately 15,000 residential and business customers.

Expected post-merger positioning

After the completion of the 012 Golden Lines statutory merger with Smile.Communications, the merged company will be positioned as one of Israel's strongest communications groups with a one third market share of both Internet Access (ISP) and International Telephony (ILD) markets.

About 012 Golden Lines

012 Golden Lines is one of Israel's leading communications companies with approximately 16% of Israel's Broadband Internet Access market and more than 30% of its International Telephony market. 012 Golden Lines was Israel's first company to offer domestic Telephony Over Broadband (VOB) services and is the first to have received a permanent VOB license.

Established in 1996, 012 Golden Lines has grown from its beginning as an International Telephony operator to become a full-service Communications Services Provider, offering Broadband Internet Access, Domestic and International Telephony, Data Services and a broad range of Value Added Services, including Data Security, VPN, Data Storage, IP Roaming and Network Management.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il


                *   RECONCILIATION TABLE OF NON-GAAP MEASURES
                         (NIS in millions)(Unaudited)


                                              2006        2005
                                             ------      ------
    Net Income as reported                     41          27
    Taxes on income                            21           6
    Other expenses                              6           -
    Financial expense                          15          35
    Depreciation & Amortization                64          62
                                             ------------------
    EBITDA as adjusted                        147         130
                                             ==================



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 5, 2007